SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602, parte
Rio de Janeiro/RJ
CNPJ nº 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL does hereby inform to shareholders and to the general public that on this date it has entered into a certain Purchase and Sale Agreement of Shares of Estanho de Rondônia S.A. (ERSA) with Brascan Brasil Ltda. for the purchase of 100% of the issued capital stock of ERSA.

Assets Owned by ERSA
ERSA owns Mineração Santa Bárbara, located in the city of Itapoã do Oeste, and a smelter mill located in the city of Ariquemes, both in the State of Rondônia. The mine contains measured reserves of 25,898 tones and resources of 54,066 tones of tin, including mining activities (through alluvium method), crushing, milling and concentration. The smelter mill has the capacity to produce approximately 3,600 tons of metallic tin per year.

Cost of Acquisition
The total value of acquisition is R$ 100,000,000.00, of which R$ 76,863,000.00 shall be paid with the transfer of ERSA shares to CSN. The remaining R$ 23,137,000.00 will be paid after the end of the fiscal year of 2005, with the confirmation of certain operating efficiency and resources inventory indexes.

Strategy
CSN's consumption of tin is approximately 3,600 tones per year for tin-plate coating, one of the highest value-added products in the Company’s product mix. The purpose is to increase the annual production of this mine up to 3,600 tones and of the smelter mill up to 4,800 tones until 2009, evidencing a high value generation potential for its shareholders and the firm intention of CSN to conquer market share in the mining business segment.
Also, the Company moves forward on its strategy of consolidating and developing its businesses units of steel, mining, logistics infrastructure and cement.

Rio de Janeiro, April 7, 2005
Companhia Siderúrgica Nacional
Lauro Henrique Campos Rezende
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.